

January 13, 2012

Via E-mail

Ronald N. Frankel
President and Chief Executive Officer
Synacor, Inc.
40 La Riviere Drive, Suite 300
Buffalo, NY 14202

> **Re: Synacor, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2011**
> **File No. 333-178049**

Dear Mr. Frankel:

We have reviewed your amended registration statement and response letter, and have the following comments. References to prior comments refer to those contained in our letter dated December 16, 2011.

Risk Factors

"Any claims from a third party that we are infringing…," page 20

1.   We note that you have added disclosure to this risk factor indicating that claims of intellectual property infringement have in the past resulted in you or your customers having to enter into licenses with the claimants and have caused you to incur additional costs or reduced revenues. Please indicate, and quantify if material, the extent of these additional costs or reduced revenues for recent fiscal periods so that potential investors may better understand the scope of the risk described.

Business

Customers, page 79

2.   The disclosure in this section names three of the company's significant platform customers and discloses the aggregate amount of revenues attributable to them for recent periods. As expressly noted, this disclosure includes as revenues attributable to these three customers not only subscription-based revenue earned directly from such customers, but also search and display revenue from advertisers generated from consumers' use of these customers' websites on your platform. We note from your disclosure on page F-9 that subscriber-based revenue earned directly from one of your platform customers accounted for 14% of your 2010 revenues. It appears that you should

specifically identify in Business this platform customer if its loss would be materially adverse to Synacor, given that direct sales to the customer exceeded 10% of the company's revenues for the most recent fiscal year for which financial statements have been provided. Refer to Item 101(c)(1)(vii) of Regulation S-K. With respect to your response to our related prior comment 22, please note that confidential treatment is not appropriate for disclosure required by Item 101 of Regulation S-K.

3.   We note the brief description in this section of your "typical" customer contract. Please revise to ensure that you provide a materially-complete description of the specific terms of each of the customer contracts filed as exhibits to the registration statement, including your agreements with CenturyLink, Charter, and Toshiba, in each case to the extent material to an understanding of your business.

Management

Compensation Discussion and Analysis

Compensation-Setting Process

Peer Group and Market Data, page 93

4.   The revised disclosure provided in response to prior comment 25 states in part that the peer group identified by your compensation consultant "includes companies that are larger or have significantly more annual revenue than Synacor has." This disclosure could be read to suggest that the peer group also includes companies that are smaller or have less revenue than Synacor. As requested in our prior comment, please tell us supplementally how Synacor's annual revenues compare to the peer companies identified, and if Synacor's revenues are at or near the bottom of the range of the companies identified, please clarify this in your disclosure.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Brian Hutchings, Esq.
        Gunderson Dettmer Stough Villenueve Franklin & Hachigian, LLP